UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             -----------------------

                                    SCANIA AB
                                (Name of Issuer)

                   Class A Shares of Nominal Value SEK 10 each
                         (Title of Class of Securities)

                           Class A Shares - W76082101
                                 (CUSIP Number)

                             -----------------------

                                  Volkswagen AG
                                 38436 Wolfsburg
                                     Germany
                              Tel. No.: 49 53 61 90
                               Attn: Guido Peters

                                 with a copy to:

                              John C. Kennedy, Esq.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                            New York, N.Y. 10019-6064
                            Tel. No.: (212) 373-3000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                             -----------------------

                                 April 14, 2000
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. W76082101                                           Page 2 of 11 Pages

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Volkswagen AG

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          WC

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Germany
                                7         SOLE VOTING POWER

           NUMBER OF                      37,400,000 Class A Shares
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        0
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          37,400,000 Class A Shares

                                10        SHARED DISPOSITIVE POWER

                                          0

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          37,400,000 Class A Shares

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          37.4%

14        TYPE OF REPORTING PERSON

          CO

                                                              Page 3 of 11 Pages

                                  SCHEDULE 13D

Item 1.  Security and Issuer.

         The class of equity securities to which this statement relates is the Class A Common Stock, SEK 10 nominal value per share (the "Class A Shares") of Scania AB, a limited liability company incorporated in the Kingdom of Sweden (the "Company" or "Scania"). The principal executive offices of the Company are located at S-15187 Sodertalje, Sweden.

Item 2.  Identity and Background.

         (a) This Statement on Schedule 13D is being filed by Volkswagen AG, a corporation organized under the laws of Germany ("Volkswagen").

         (b), (c) and (f) The address of the principal business of Volkswagen is 38436 Wolfsburg, Germany. The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of Volkswagen is set forth on Schedule A and is incorporated by reference. Volkswagen is one of the world's largest car manufacturers. Volkswagen or other companies owned or controlled, directly or indirectly, by Volkswagen, produces motor vehicles under the brand names Volkswagen, Rolls-Royce, Bentley, Audi, Lamborghini, Skoda and Seat.

         (d) and (e) During the last five years, neither Volkswagen nor, to the best of its knowledge, any of the persons listed on Schedule A attached hereto,
(i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding he

                                                              Page 4 of 11 Pages


was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         The purchase price for the Class A Shares acquired on April 14, 2000 was SEK 13,838 million. Such price was funded through internally generated funds.

Item 4.  Purpose of Transaction.

         Volkswagen acquired the Class A Shares and is holding such shares for investment. Volkswagen may in the future request board representation. Volkswagen intends to review its holdings with respect to Scania on a continuing basis. Depending on its evaluation of Scania's business and prospects, and upon future developments (including market prices for the Class A Shares, availability and alternative uses of funds, management's business plan, conditions in the securities markets and general economic and industry conditions), Volkswagen may acquire additional Class A Shares or other securities of Scania, sell all or a portion of its Class A Shares or other securities of Scania, now owned or hereafter acquired, or maintain its position at current levels. Subject to the foregoing, Volkswagen does not have any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change

                                                              Page 5 of 11 Pages


the number or term of directors or to fill any existing vacancies on the board;
(e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) any changes in the Company's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         (a) The number of Class A Shares beneficially owned by Volkswagen is 37,400,000, which represents 37.4% of the Class A Shares outstanding.

         (b) Number of shares as to which such person has:

                  (i)   Sole power to vote or direct the vote: 37,400,000

                  (ii)  Shared power to vote or direct the vote: None

                  (iii) Sole power to dispose or to direct the disposition of:
                        37,400,000

                  (iv)  Shared power to dispose or to direct the disposition of:
                        None

         (c) See Item 6.

         (d) Not applicable.

                                                              Page 6 of 11 Pages

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Volkswagen entered into a Share Sale and Purchase Agreement, dated March 27, 2000 (the "Agreement") with Investor AB, a limited liability company incorporated in the Kingdom of Sweden ("Investor"), pursuant to which Investor agreed to sell and Volkswagen agreed to buy 37,400,000 Class A Shares for an aggregate purchase price of SEK 13,838 million. In addition, Investor has agreed not to sell any remaining securities that it owns in Scania, except to Volkswagen, for a period of 24 months from March 27, 2000. A copy of the Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

         1. Share Sale and Purchase Agreement, dated as of March 27, 2000, by and between Investor and Volkswagen.

                                                              Page 7 of 11 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: as of April 18, 2000

                                            VOLKSWAGEN AG


                                            By: /s/ Dr. Kristian Ehinger
                                                ------------------------
                                                Name:  Dr. Kristian Ehinger
                                                Title: General Counsel


                                            By: /s/ Guido Peters
                                                ----------------
                                                Name:  Guido Peters
                                                Title: Legal Counsel

                                                              Page 8 of 11 Pages

                                   SCHEDULE A


I.  Members of the Volkswagen AG Management Board:


Name and Citizenship               Principal occupation or employment                Business Address
--------------------               ----------------------------------                ----------------
Dr. Ferdinand Piech                Member of the Management Board                    VOLKSWAGEN AG
Austrian                           of Volkswagen AG                                  38436 Wolfsburg,
                                                                                     Germany

Bruno Adelt                        Member of the Management Board                    VOLKSWAGEN AG
German                             of Volkswagen AG                                  38436 Wolfsburg,
                                                                                     Germany

Dr. Robert Buchelhofer             Member of the Management Board                    VOLKSWAGEN AG
Austrian                           of Volkswagen AG                                  38436 Wolfsburg,
                                                                                     Germany

Dr. Peter Hartz                    Member of the Management Board                    VOLKSWAGEN AG
German                             of Volkswagen AG                                  38436 Wolfsburg,
                                                                                     Germany

Dr. Jens Neumann                   Member of the Management Board                    VOLKSWAGEN AG
German                             of Volkswagen AG                                  38436 Wolfsburg,
                                                                                     Germany

II.  Members of Volkswagen AG Supervisory Board:


Name and Citizenship               Principal occupation or employment                Business Address
--------------------               ----------------------------------                ----------------
Dr. Klaus Liesen                   Chairman of the Board of                          RUHRGAS AG
German                             RUHRGAS AG. RUHRGAS AG is                         Huttropstraffe 60
                                   in the business of purchase and sale              45138 Essen, Germany
                                   of natural gas.

Klaus Zwickel                      Chairman of the Metalworkers                      Industriegewerkschaft
German                             Union                                             Metall
                                                                                     Lyoner Straffe 32
                                                                                     60519 Frankfurt, Germany

Dr. Rehard Cromme                  Chairman of the Board of                          Thyssen Krupp AG
German                             Management of Thyssen Krupp AG.                   August-Thyssen-Straffe 1
                                   Thyssen Krupp AG is engaged in the                40211 Dusseldorf, Germany
                                   manufacture of building and steel
                                   materials.

                                                              Page 9 of 11 Pages


Name and Citizenship               Principal occupation or employment                Business Address
--------------------               ----------------------------------                ----------------
Dr. Peter Fischer                  Minister of Economics, Technology                 Niedersachsiche
German                             and Transport of the State of Lower               Staatskanzlei
                                   Saxony                                            Planckstraffe 2
                                                                                     30159 Hannover, Germany

Sigmar Gabriel                     Minister President of the State of                Niedersachsiche Minister
German                             Lower Saxony                                      fur Wirtschaft
                                                                                     Technologie and Verkehr
                                                                                     Friedrichswall 1
                                                                                     30169 Hannover, Germany

Dr. Hans Michael Gaul              Member of the Board of                            VEBA AG
German                             Management of VEBA AG. VEBA                       Bennigsenplatz 1
                                   AG is a large conglomerate that                   40474 Dusseldorf, Germany
                                   focuses on energy and speciality
                                   chemical businesses.

Wilhelm Hemer                      Trade Union Secretary to the                      Industriegewerkschaft
German                             Executive Committee of the                        Metall
                                   Metalworkers Union                                Lyoner Straffe 32
                                                                                     60519 Frankfurt, Germany

Gerhard Kakalick                   Chairman of the Works Council of                  VOLKSWAGEN AG
German                             VOLKSWAGEN AG Kassel plant                        34219 Kassel, Germany

Wolfgang Klever                    Chairman of the Works Council of                  VOLKSWAGEN AG
German                             VOLKSWAGEN AG Braunschweig                        38037 Braunschweig,
                                   plant                                             Germany

Dr. Jurgen Krumnow                 Member of the Advisory Board of                   Deutsche Bank AG
German                             Deutsche Bank AG                                  Taumisanlage 12
                                                                                     60325 Frankfurt am Main,
                                                                                     Germany

Gunter Lenz                        Chairman of the Works Council of                  Volkswagen Nutzfahrzenge
German                             Volkswagen AG Hanover plant                       Brieffach 2595
                                                                                     30405 Hannover, Germany

Xaver Meier                        Chairman of the General Works                     AUDI AG
German                             Council of AUDI AG                                85045 Ingolstadt, Germany

Roland Oefker                      President Deutsche                                Deutsche
German                             Schutzvereinigung fur                             Schutzvereinigung Fur
                                   Wertpapierbesitz e. V. (German                    Wertpapierbesitz e. V.
                                   Stockholders' Association)                        Konigsalle 20
                                                                                     40212 Dusseldorf,
                                                                                     Germany

                                                             Page 10 of 11 Pages


Name and Citizenship               Principal occupation or employment                Business Address
--------------------               ----------------------------------                ----------------
Dr. Heinrich v. Pierer             Chairman of the Board of                          Siemens AG
German                             Management of Siemens AG.                         Wittelsbergerplatz 2
                                   Siemens AG is a manufacturer of                   80333 Munchen, Germany
                                   electrical industrial machinery and
                                   apparatus.

Dr. Gunter                         Member of the Board of                            PREUSSAG AG
Saffmanuschausen                   PREUSSAG AG. PREUSSAG AG                          Carl-Wiechert-Allee 4
German                             is engaged in the production of steel,            30625 Hannover, Germany
                                   non-ferrous metals and energy,
                                   trading of steel and non-ferrous
                                   metals, transport services,
                                   shipbuilding, plant engineering,
                                   information technology, building
                                   engineering and components.

Dr. Albert Schunk                  Head of the International Department              Industriegewerkschaft
German                             of the Executive Committee of the                 Metall
                                   Metalworkers Union                                Lyoner Straffe 32
                                                                                     60528 Frankfurt, Germany

Bernd Sudholt                      Deputy Chairman of the Group and                  VOLKSWAGEN AG
German                             Joint Works Councils of                           38436 Wolfsburg,
                                   VOLKSWAGEN AG                                     Germany

Klaus Volkert                      Chairman of the Group and Joint                   VOLKSWAGEN AG
German                             Works Councils of VOLKSWAGEN                      38436 Wolfsburg,
                                   AG                                                Germany

Dr. Bernd W. Voss                  Member of the Board of                            Dresdner Bank AG
German                             Management of Dresdner Bank AG                    Jugen-Ponto-Platz 1
                                                                                     60301 Frankfurt, Germany

Dr. Ekkehardt Wesner               Senior Executive of                               VOLKSWAGEN AG
German                             VOLKSWAGEN AG                                     38436 Wolfsburg,